SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File No. 1-8116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wendy's International, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017

Exhibit Index on Page 14

REQUIRED INFORMATION

The following financial statements and schedules for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 27th day of June, 2006.

WENDY'S INTERNATIONAL, INC.
PROFIT SHARING AND SAVINGS PLAN

By: ______________________________
Brendan P. Foley, Jr.
Senior Vice President and
General Controller
Wendy's International, Inc.

Wendy's International, Inc.
Profit Sharing and Savings Plan

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 8, 2006

Wendy's International, Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005		2004
Assets				
Cash and cash equivalents				
Money market funds	$	20,639,067	$	20,443,670
Investments				
Investments, at fair value				
Mutual funds		137,578,571		113,219,218
Investment in sponsor company common stock		8,137,232		6,426,385
Participant loans		8,843,872		7,885,976
Total investments		175,198,742		147,975,249
Receivables				
Participant contributions		204,030		178,421
Employer contributions		116,648		100,888
Participant loan payments receivable		54,164		45,040
Interest and dividends receivable		7,971		5,063
Total receivables		382,813		329,412
Total assets		175,581,555		148,304,661
Liabilities				
Accrued expenses		33,504		31,729
Total liabilities		33,504		31,729
Net assets available for benefits	$	175,548,051	$	148,272,932

The accompanying notes are an integral part of these financial statements.

Wendy's International, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

		2005
Additions to net assets		
Investment income		
Interest and dividends	$	5,224,573
Contributions		
Participant		18,596,255
Employer		9,927,268
Rollovers		675,229
Merger of Cafe Express LLC Employees' Savings Plan		500,220
		29,698,972
Net increase in fair value of investments		6,010,052
Total additions		40,933,597
Deductions from net assets		
Benefits paid to participants		13,502,204
Administrative expenses		156,274
Total deductions		13,658,478
Net additions		27,275,119
Net assets available for benefits, beginning of year		148,272,932
Net assets available for benefits, end of year	$	175,548,051

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Contributions to the Plan

Contributions from participants and company matching contributions are recorded on a weekly basis as the employer makes authorized payroll deductions from the Wendy's International, Inc. Profit Sharing and Savings Plan (the "Plan") participants' pay.

Payments of Benefits

Benefits are recorded when paid.

Allocation Provisions

Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more specified investments. These investment options include the following:

Wendy's International, Inc. common stock

Stable Value Funds: Effective June 1, 2005, the Plan added the Managed Income Portfolio II stable value fund, which is managed by the Fidelity Management Trust Company. The Managed Income Portfolio II fund invests in investment contracts offered by insurance companies and other approved financial institutions, fixed income securities and money market funds. Prior to June 1, 2005, the Plan invested in the Managed Income Portfolio, another stable value fund managed by the Fidelity Management Trust Company. This fund was closed to future contributions and exchanges in on June 1, 2005 and removed from the Plan as of September 1, 2005. All investments in this fund were transferred into other available mutual and stable value funds as communicated to participants.

Mutual Funds: As of December 31, 2005, participants have 17 different mutual funds to select from with varying degrees of investment risk.

Effective June 1, 2005, four new mutual fund options were added.

Effective March 1, 2005, three new mutual fund options were added while two prior mutual fund options were removed, and all investments in these prior funds were transferred into other available mutual fund options as communicated to participants. Also effective March 1, 2005, one prior mutual fund option was closed to future contributions and exchanges in and all investments in this fund were transferred, on or before June 1, 2005, into other available mutual fund options as communicated to participants. This fund had previously been closed to new investors effective July 30, 2004.

Effective January 1, 2004, one new mutual fund option was added which was removed June 1, 2005 and all investments in this fund were transferred into a stable value fund as communicated to participants.

Participants are given the opportunity to change both the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

On a daily basis, a participant's account is allocated a portion of earnings and appreciation (depreciation) in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to each participant. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting.

2. Description of Plan

The Plan is a contributory defined contribution plan that covers all eligible management and administrative employees of Wendy's International, Inc. (the "Company") and certain subsidiaries that have adopted the Plan. Each participant is fully vested in his or her contributions (and related account balances) to the Plan. The 401(k) feature of the Plan allows eligible participants to contribute from 1% to 25% (increased to 75% effective January 1, 2006) of their pretax compensation (as restricted by applicable Internal Revenue Service ("IRS") limitations). The Plan permits loans to participants subject to IRS limitations, withdrawals at age 59 ½ and older, and rollovers from other qualified plans.

During 2005, the Company merged the Cafe Express LLC Employees' Savings Plan into the Plan. Cafe Express is a wholly-owned subsidiary of the Company and all Cafe Express participant accounts have the same terms and conditions as all other Plan participants.

The Company matches 100% of a participant's contribution up to 3% of the participant's salary and 50% of a participant's contribution between 3% and 5% of the participant's salary. Participants are eligible to contribute to the Plan beginning on their date of hire, regardless of age or service, and will be eligible to receive matching contributions from the Company after the quarterly entry date upon attaining one year of service and 21 years of age. Participants will always be 100% vested in their contributions and the company match, as well as any earnings.

The Plan allows forfeitures to be used to pay plan expenses, to create a reasonable reserve for future expected forfeiture restorations, to restore prior forfeitures and to adjust participants' accounts. Any excess forfeiture will be allocated to match eligible participants with 1,000 or more hours of service in the plan year and who are employed on the last day of such plan year. Forfeited, non-vested accounts totaled $34,921 and $24,604 at December 31, 2005 and 2004, respectively. Also, during 2005 non-vested forfeitures were $9,391. In 2005 there were no forfeitures in excess of plan expenses to reallocate.

The Plan charges participant accounts for a portion of the Plan's administrative expenses on a pro rata basis, as communicated in advance to participants. Effective March 31, 2003, 0.0625% of a participant's account was deducted on a quarterly basis to pay administrative expenses. Effective September 30, 2004, this percentage decreased to 0.005%.

Active participants may borrow up to 50% of their vested account balance from their fund accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance over the last 12 months. Subject to these limitations, participants may have two loans outstanding at one time. Loan transactions are treated as a transfer from the investment funds in which the participant's Plan account are invested at the time of the loan to the participant loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%. The rate is changed quarterly and the prime rate used for a quarter is the prime rate on the last business day of the previous quarter. Principal and interest are paid through weekly or bi-weekly payroll deductions.

The Plan has been amended on May 2, 2001, December 26, 2001, December 20, 2002 and December 22, 2005. The Company adopted the fourth amendment to the Plan to automatically roll-over distributions between $1,000 and $5,000 unless a participant elects otherwise, to permit catch-up contributions for participants who would attain age 50 during the plan year, to authorize participant contributions up to 75% of compensation, to recredit prior service for all rehired employees regardless of the number of their breaks in service and to clarify the definition of compensation.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of the termination would be distributed to the participants based on their adjusted balances as of that date. The Company also has the right under the Plan to discontinue its contributions at any time.

Information regarding the eligibility, vesting, benefits and allocation provisions of the Plan is available in the Summary Plan Description of the Wendy's International, Inc. Profit Sharing and Savings Plan.

3. Investments

The following investments represent 5% or more of the Plan's net assets at December 31:

	2005	2004
Fidelity Freedom Income Fund	$ 48,589,525	$ 42,148,942
Fidelity Spartan U.S. Equity Index Fund	35,645,762	34,508,088
Fidelity Managed Income Portfolio II	20,639,067	N/A
Fidelity Managed Income Portfolio	N/A	19,796,848
Fidelity Diversified International Fund	9,399,598	N/A
Participant Loans	8,843,872	7,885,976

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows for the year ended December 31, 2005:

Mutual Funds	$ 3,436,561
Common Stock	2,573,491
Total net appreciation	$ 6,010,052

Quoted market prices are used to value investments except for the Plan's participant loans. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis, with realized gains (losses) on the sale of investments based on the average cost method. Income is recorded on the accrual basis.

4. Transactions with Parties-in-Interest

The expenses of the Plan's trustee, investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan (and Plan participants, as specified in Note 2). During 2005 and 2004, a portion of these expenses was paid by the Company. Other accounting, legal and administrative services are not reflected in the financial statements. These services are provided by the Company without charge to the Plan. However, in certain circumstances, funds related to lost participants and forfeitures may be used to pay these Plan expenses.

Certain Plan investments are shares of mutual funds managed by the trustee and investment manager and therefore qualify as party-in-interest transactions. Participants may select employer stock as an investment option. The amounts held in employer stock at December 31, 2005 and 2004 were $8,137,232 and $6,426,385, respectively.

5. Income Tax Status

The IRS has determined and informed the Company, by a letter dated February 12, 2004, that the Plan constitutes a "qualified" plan under section 401(a) of the Internal Revenue Code ("IRC") and that the Plan's trust is therefore exempt from federal income tax under section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Wendy's International, Inc. Profit Sharing and Savings Plan

EIN: 31-0785108; PIN: 001
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Freedom Income Fund	**	$ 48,589,525
*	Fidelity	Spartan U.S. Equity Index Fund	**	35,645,762
	T. Rowe Price	Equity Income Fund	**	5,444,348
	Vanguard	Morgan Growth Fund	**	6,307,090
*	Fidelity	Diversified International Fund	**	9,399,598
*	Fidelity	Freedom 2000 Fund	**	293,184
*	Fidelity	Freedom 2005 Fund	**	12,661
*	Fidelity	Freedom 2010 Fund	**	2,455,644
*	Fidelity	Freedom 2015 Fund	**	471,897
*	Fidelity	Freedom 2020 Fund	**	4,893,784
*	Fidelity	Freedom 2025 Fund	**	60,187
*	Fidelity	Freedom 2030 Fund	**	3,047,408
*	Fidelity	Freedom 2035 Fund	**	331,337
*	Fidelity	Freedom 2040 Fund	**	1,569,237
	PIMCO	Total Return Fund	**	5,052,313
*	Fidelity	Managed Income Portfolio II	**	20,639,067
	Morgan Stanley	Small Company Growth Portfolio	**	5,722,692
	American Beacon Funds	Small Cap Value Fund	**	8,281,904
*	Wendy's International, Inc.	147,254 Common Shares	**	8,137,232
	Participant Loans	Various; interest rates ranging from 5.00% to 10.50%	-0-	8,843,872

* Identifies a party-in-interest to the Plan
** Cost omitted for participant directed investments

INDEX TO EXHIBITS

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Wendy's International, Inc., of our report dated June 8, 2006 with respect to the statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Wendy's International, Inc. Profit Sharing and Savings Plan.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 26, 2006